Mail Stop 3561

March 29, 2010

Chad B. Hoehne
Chief Executive Officer
Table Trac, Inc.
15612 Highway 7, Suite 331
Minnetonka, Minnesota 55345

      Re: Table Trac, Inc.
      File No. 001-32987
      Form 10-K: For the Fiscal Year Ended December 31, 2008
      Form 10-Q: For the Quarter Ended June 30, 2009
      Form 10-Q: For the Quarter Ended September 30, 2009

Dear Mr. Hoehne:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Lyn Shenk
      Branch Chief